SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Hyatt Hotels Corporation

(Name of issuer)

Class A Common Stock, $0.01 par value per share

(Title of class of securities)

448579102

(CUSIP number)

Walter W. Simmers, as Co-Trustee

225 Asylum Street

Hartford, Connecticut 06103

(860) 241-2643

(Name, address and telephone number of person authorized to receive notices and communications)

August 17, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 20 Pages)

13D

CUSIP No. 448579102		Page 2 of 20 Pages
1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,023,048*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,023,048*
11.	Aggregate amount beneficially owned by each reporting person 7,023,048*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 4.0*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in this Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 5.2% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102		Page 3 of 20 Pages
1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,561,056*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,561,056*
11.	Aggregate amount beneficially owned by each reporting person 1,561,056*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.9%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution as defined in this Schedule 13D. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 1.2% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 20 Pages

EXPLANATORY NOTE: This Schedule 13D is being filed by the Reporting Persons (as defined in Item 2 below) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder, with respect to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), held by the Reporting Persons, including shares of Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in Item 2 below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members (collectively, the “Pritzker Family Group”).

The shares of Common Stock held by the Reporting Persons were previously held by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased (the “U.S. Situs Trusts”), and/or IHE, INC. (“IHE”) and its subsidiaries, as previously reported on a Schedule 13G filed on November 4, 2009, as amended, pursuant to Section 13(g) of the Act and Rule 13d-1(d) thereunder.

On August 17, 2010, the co-trustees of the U.S. Situs Trusts either allocated or distributed, in the aggregate, 75,978,487 shares of Class B Common Stock to the Reporting Persons and certain of the Separately Filing Group Members. In addition, on August 17, 2010, IHE distributed, in the aggregate, 23,765,141 shares of Class B Common Stock to CIBC Trust Company (Bahamas) Limited, solely in the capacity as trustee of non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased (the “Non-U.S. Situs Trusts”), certain of the other Separately Filing Group Members and certain other persons, and the trustee of the Non-U.S. Situs Trusts and certain other members of IHE allocated or distributed, in the aggregate, 18,025,104 shares of Class B Common Stock previously held by IHE and its subsidiaries to the Reporting Persons, certain of the Separately Filing Group Members and certain other persons. We refer to all of the above allocations and distributions, collectively, as the “Distribution.” Contemporaneous with the Distribution, the Reporting Persons executed joinders to, and thereby became subject to the provisions of, the agreements described in Item 6 below. The Distribution to the Reporting Persons qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock allocated or distributed to the Reporting Persons remained shares of Class B Common Stock immediately following the Distribution. Certain other persons who received shares in the Distribution are not party to the agreements described in Item 6 below and their shares were converted into shares of Class A Common Stock in connection with the Distribution. The Reporting Persons and the Separately Filing Group Members may be deemed to have become beneficial owners of the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock received in the Distribution, pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder, resulting in the obligation to file this Schedule 13D. It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act with respect to the shares of Common Stock beneficially owned by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 5 of 20 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share, of the Issuer. The address of the principal executive office of the Issuer is 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed by: Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-1, and CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-2 (collectively, the “Reporting Persons”).

The address of the principal business and principal office of the Reporting Persons is for Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-1, 225 Asylum Street, Hartford, Connecticut 06103 and for CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-2, P.O. Box N-3933, Goodman’s Bay Corporate Centre, West Bay Street, Nassau, Bahamas. The Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 26, 2010, a copy of which is attached as Exhibit 1 to this Schedule 13D.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 448579102	13D	Page 6 of 20 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On August 17, 2010, the co-trustees of the U.S. Situs Trusts allocated or distributed shares of Class B Common Stock to the Reporting Persons, and the trustee of the Non-U.S. Situs Trusts and certain other members of IHE allocated or distributed shares of Class B Common Stock previously held by IHE and its subsidiaries to the Reporting Persons. As a result of the Distribution, the Reporting Persons may be deemed to have become beneficial owners of the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock received in the Distribution, pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder. No funds or other consideration were used by the Reporting Persons to acquire the shares of Common Stock in the Distribution.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Class B Common Stock in the Distribution, which was completed on August 17, 2010. Contemporaneous with the Distribution, the Reporting Persons executed joinders to, and thereby became subject to the provisions of, the agreements described in Item 6 below. The Distribution to the Reporting Persons qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock allocated or distributed to the Reporting Persons remained shares of Class B Common Stock following the Distribution.

The Reporting Persons hold their shares of Common Stock for investment purposes. Pursuant to the agreements described in Item 6 below, the shares of Common Stock held by the Reporting Persons are currently required to be voted consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors) and are subject to certain transfer and various other restrictions. The Reporting Persons expect to routinely monitor the performance of their investment in the Issuer. In this regard, the Reporting Persons expect to evaluate on a periodic basis the Issuer’s business, financial condition and results of operation, as well as other factors that may be relevant to their investment in the Issuer. In addition, the Reporting Persons may seek the views of, hold active discussions with and respond to inquiries from representatives of the Issuer, the Separately Filing Group Members and other persons regarding the Issuer. Subject to their obligations under the agreements described in Item 6 below, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or dispose of any shares of Common Stock held by them. Any additional shares of Common Stock acquired by the Reporting Persons will be subject to the agreements described in Item 6 below, for so long as those agreements remain in effect.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

CUSIP No. 448579102	13D	Page 7 of 20 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 8,584,104 shares of Class A Common Stock issuable upon conversion of 8,584,104 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 6.6% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 4.9% of the total number of shares of Common Stock outstanding and 6.4% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 10,121 shares of currently issued Class A Common Stock and 104,353,914 shares of Class A Common Stock issuable upon conversion of 104,353,914 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 80.6% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 60.0% of the total number of shares of Common Stock outstanding and 77.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as

CUSIP No. 448579102	13D	Page 8 of 20 Pages

adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution. The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The information with respect to the percentage of shares of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. The information with respect to the percentage of total voting power is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c) As described in Item 3 above, on August 17, 2010, the co-trustees of the U.S. Situs Trusts allocated or distributed 7,023,048 shares of Class B Common Stock to the Reporting Persons, and certain members of IHE distributed 1,561,056 shares of Class B Common Stock previously held by IHE and its subsidiaries to the Reporting Persons.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the share covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons, together with certain other members of the Pritzker Family Group, are parties to the Global Hyatt Agreement, the Foreign Global Hyatt Agreement and the 2009 Registration Rights Agreement, each as defined below, relating to the Common Stock of the Issuer.

CUSIP No. 448579102	13D	Page 9 of 20 Pages

Amended and Restated Global Hyatt Agreement

On October 1, 2009, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in the capacity as co-trustees of the U.S. Situs Trusts, and the adult beneficiaries of such trusts, entered into the Amended and Restated Global Hyatt Agreement (the “Global Hyatt Agreement”) pursuant to which they agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock. Contemporaneous with the Distribution, the Reporting Persons and certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of, the Global Hyatt Agreement.

The parties to the Global Hyatt Agreement agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the Issuer’s fully diluted shares of Common Stock is owned by persons other than Pritzker family members and spouses (including any U.S. Situs Trusts or Non-U.S. Situs Trusts (as defined below) for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses) (the “Lock-Up Expiration Date”), all Pritzkers (as defined in the Global Hyatt Agreement) (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote all of their voting securities consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). All Pritzkers have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the annual or special meeting of stockholders, as applicable.

In addition, the parties to the Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzker family members and spouses (including trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses or affiliates of any thereof) in a “beneficiary group” (as defined below) (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of the Common Stock, measured as of November 4, 2009, in each 12-month period following November 4, 2009 (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of the independent directors of the Issuer (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12-month period, be increased to a higher percentage or waived entirely. In connection with the initial public offering (“IPO”) of the Class A Common Stock, the independent directors of the Issuer unanimously waived such 25% limitation with respect to shares sold in the IPO and U.S. Situs Trusts for the benefit of each beneficiary group collectively sold 26.7% of the beneficiary groups’ aggregate holdings of the Common Stock in the IPO. No additional shares of Common Stock may be sold prior to November 5, 2010 without the further unanimous affirmative vote of the independent directors of the Issuer. Sales of the Common Stock between and among Pritzkers are permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of the Common Stock owned by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

CUSIP No. 448579102	13D	Page 10 of 20 Pages

The Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of the co-trustees of the U.S. Situs Trusts, 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

Disputes that relate to the subject matter of the Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Global Hyatt Agreement does not apply with respect to the manner in which the Issuer’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on the board of directors of the Issuer (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by the board of directors of the Issuer, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

The summary of the Global Hyatt Agreement contained in this Item 6 is qualified in its entirety by reference to the Global Hyatt Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Amended and Restated Foreign Global Hyatt Agreement

On October 1, 2009, the adult beneficiaries of certain non-U.S. situs trusts for the benefit of the Non-U.S. Situs Trusts, entered into the Amended and Restated Foreign Global Hyatt Agreement (the “Foreign Global Hyatt Agreement”) pursuant to which they agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock. The adult beneficiaries informed CIBC, in its capacity as trustee of such Non-U.S. Situs Trusts, of their agreement and expressed their desire that the trustee act in accordance with the provisions of the Foreign Global Hyatt Agreement. CIBC, in its capacity as trustee of the Non-U.S. Situs Trusts, has joined the Foreign Global Hyatt Agreement. Contemporaneous with the Distribution, the Reporting Persons and certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of, the Foreign Global Hyatt Agreement.

The parties to the Foreign Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzkers (as defined in the Foreign Global Hyatt Agreement) (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote (or cause to be voted) all of the voting securities held directly or indirectly by them consistent with the recommendations of the board of

CUSIP No. 448579102	13D	Page 11 of 20 Pages

directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). All Pritzkers have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the annual or special meeting of stockholders, as applicable.

In addition, the parties to the Foreign Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzker family members and spouses (including trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses and/or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of the Common Stock, measured as of November 4, 2009, in each 12-month period following November 4, 2009 (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of the independent directors of the Issuer (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12-month period, be increased to a higher percentage or waived entirely. As a result of the sales of shares of Common Stock by the U.S. Situs Trusts in the IPO, no additional shares of Common Stock may be sold prior to November 5, 2010 without the further unanimous affirmative vote of the independent directors of the Issuer. Sales of the Common Stock between and among Pritzkers are permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of the Common Stock owned directly or indirectly by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

The Foreign Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of 75% of the adult beneficiaries named above and a majority of the other adult beneficiaries party to the agreement.

Disputes that relate to the subject matter of the Foreign Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Foreign Global Hyatt Agreement does not apply with respect to the manner in which Issuer’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on the board of directors of the Issuer (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by the board of directors of the Issuer, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

CUSIP No. 448579102	13D	Page 12 of 20 Pages

The summary of the Foreign Global Hyatt Agreement contained in this Item 6 is qualified in its entirety by reference to the Foreign Global Hyatt Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Registration Rights Agreement

The Reporting Persons and the Separately Filing Group Members are party to, or entitled to rights under, a Registration Rights Agreement, dated as of October 12, 2009, among the Issuer and the domestic and foreign Pritzker stockholders party thereto (the “2009 Registration Rights Agreement”). Pursuant to the 2009 Registration Rights Agreement, the Issuer granted registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock to holders of 104,893,502 shares of the Class B Common Stock. Only shares of Class A Common Stock may be registered pursuant to the terms of the 2009 Registration Rights Agreement.

Demand Registration Rights

The Reporting Persons are entitled to certain demand registration rights under the 2009 Registration Rights Agreement. Specifically, the Reporting Persons and the Separately Filing Group Members may request that the Issuer register all or a portion of their shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the Securities Act of 1933 (the “Securities Act”) if the anticipated aggregate offering amount of such shares of Class A Common Stock exceeds a specified amount and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their Common Stock under the applicable lock-up provisions contained in the Global Hyatt Agreement, Foreign Global Hyatt Agreement and the Agreement Related to Stock, and the Issuer is not otherwise prohibited from filing such registration statement under that certain Registration Rights Agreement, dated as of August 28, 2007, by and among the Issuer and certain other parties thereto (the “2007 Registration Rights Agreement”).

Form S-3 Demand Registration Rights

The Reporting Persons are entitled to certain Form S-3 demand registration rights under the 2009 Registration Rights Agreement. Commencing on the date that the Issuer becomes eligible to register securities issued on Form S-3, the Reporting Persons and the Separately Filing Group Members holding the requisite amount of Common Stock may request that the Issuer register all or a portion of their shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the Securities Act if the anticipated aggregate offering amount of such shares of Class A Common Stock exceeds a specified amount and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their Common Stock under the applicable lock-up provisions contained in the Global Hyatt Agreement, Foreign Global Hyatt Agreement and the Agreement Related to Stock, and the Issuer is not otherwise prohibited from filing such registration statement under the 2007 Registration Rights Agreement.

Under the 2009 Registration Rights Agreement, the Issuer is not required to effect a demand registration or a Form S-3 demand registration within 180 days after the effective date of

CUSIP No. 448579102	13D	Page 13 of 20 Pages

a registration statement related to a previous demand or Form S-3 demand registration. In addition, once every twelve months, the Issuer may postpone for up to 120 days the filing or the effectiveness of a registration statement for a demand or a Form S-3 demand registration in certain circumstances described in the 2009 Registration Rights Agreement.

Shelf Registration Rights

The Reporting Persons are entitled to certain “shelf” registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the 2009 Registration Rights Agreement.

Piggyback Registration Rights

The Reporting Persons are entitled to certain “piggyback” registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the 2009 Registration Rights Agreement.

The demand, Form S-3 demand and piggyback registration rights are subject to customary restrictions such as blackout periods and limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.

The summary of the 2009 Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the 2009 Registration Rights Agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 26, 2010, by and among KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46, R.A. Family Trust #6-Dana, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust and DS 2010 N-1 Trust pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

CUSIP No. 448579102	13D	Page 14 of 20 Pages

Exhibit 3	Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 1 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

Exhibit 4	Hyatt Hotels Corporation Registration Rights Agreement, dated as of October 12, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 4.5 to Amendment 3 to the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on October 15, 2009).

Exhibit 5	Secretary’s Certificate evidencing authority of the signatories of CIBC Trust Company (Bahamas) Limited (incorporated by reference to Exhibit 7 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

CUSIP No. 448579102	13D	Page 15 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2010

Walter W. Simmers, not individually, but solely as a co-trustee of KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46 and R.A. Family Trust #6-Dana

By:	/S/ WALTER W. SIMMERS
Name:	Walter W. Simmers
Title:	Co-Trustee

Walter J. Simmers, not individually, but solely as a co-trustee of KLP 2006-N3 Family Trust

By:	/S/ WALTER W. SIMMERS
Name:	Walter W. Simmers
Title:	Co-Trustee

CIBC Trust Company (Bahamas) Limited, not individually, but solely as a co-trustee of, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust and DS 2010 N-1 Trust

By:	/S/ SCHEVON MILLER
Name:	Schevon Miller
Title:	Authorized Signatory

By:	/S/ CARLIS E. CHISHOLM
Name:	Carlis E. Chisholm
Title:	Authorized Signatory

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 16 of 20 Pages

Appendix A-1

KLP 2010 ANP Mirror Trust A

KLP 2010 ANP Mirror Trust B

KLP 2010 PG Family Trust

Don Family Trust #6-Julia

Don Family Trust #6-Theodore

LaSalle Family Trust #8-Julia

LaSalle Family Trust #8-Theodore

JSPV 2010 LaSalle Mirror Trust #56

TSPV 2010 LaSalle Mirror Trust #60

R.A. Family Trust #6-Julia

R.A. Family Trust #6-Theodore

KLP 2010 A.N.P. Mirror Trust #23

KLP 2010 A.N.P. Mirror Trust #24

KLP 2010 A.N.P. Mirror Trust #29

KLP 2010 A.N.P. Mirror Trust #30

Don Family Trust #6-Allison

ACPS 2010 ECI Mirror Trust #5

LaSalle Family Trust #8-Allison

ACPS 2010 LaSalle Mirror Trust #19

R.A. Family Trust #6-Allison

Don Family Trust #6-Dana

DJPS 2010 ECI Mirror Trust #6

LaSalle Family Trust #8-Dana

DJPS 2010 LaSalle Mirror Trust #46

R.A. Family Trust #6-Dana

CUSIP No. 448579102	13D	Page 17 of 20 Pages

Appendix A-2

KLP 2006-N3 Family Trust

KLP 2006 N-4 Family Trust

JV 2010 N-1 Trust

TV 2010 N-1 Trust

AS 2010 N-1 Trust

DS 2010 N-1 Trust

CUSIP No. 448579102	13D	Page 18 of 20 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.	—	—	7,023,048	5.4%	4.0%	5.2%
CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.	—	—	1,561,056	1.2%	0.9%	1.2%

[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 19 of 20 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.0%	3.0%	3.8%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.6%	2.7%	3.5%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	14,050,003	10.9%	8.1%	10.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	5,846,633	4.5%	3.4%	4.4%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	7,054,432	5.4%	4.1%	5.3%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—

[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010 by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010 by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 20 of 20 Pages

Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	7,262,534	5.6%	4.2%	5.4%
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	6.6%	4.9%	6.4%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	1,651	*	8,731,294	6.7%	5.0%	6.5%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	7.7%	5.8%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	9,524,762	7.4%	5.5%	7.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	13,611,778	10.5%	7.8%	10.2%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	9,316,593	7.2%	5.4%	7.0%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	10,121	*	104,353,914	80.6%	60.0%	77.9%

[12]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010 by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010 by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

*	Less than 1% beneficial ownership

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 26th day of August, 2010.

Walter W. Simmers, not individually, but solely as a co-trustee of KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46 and R.A. Family Trust #6-Dana

By:	/S/ WALTER W. SIMMERS
Name:	Walter W. Simmers
Title:	Co-Trustee

Walter J. Simmers, not individually, but solely as a co-trustee of KLP 2006-N3 Family Trust

By:	/S/ WALTER W. SIMMERS
Name:	Walter W. Simmers
Title:	Co-Trustee

CIBC Trust Company (Bahamas) Limited, not individually, but solely as a co-trustee of, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust and DS 2010 N-1 Trust

By:	/S/ SCHEVON MILLER
Name:	Schevon Miller
Title:	Authorized Signatory

By:	/S/ CARLIS E. CHISHOLM
Name:	Carlis E. Chisholm
Title:	Authorized Signatory

[Signature Page to Joint Filing Agreement]